Michael J. Minahan 617.570.1021 mminahan @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 9, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Pamela A. Long

Re:	BioAmber Inc.

Amendment No. 18 to the Registration Statement on Form S-1

Filed May 9, 2013

File No. 333-177917

CIK No. 0001534287

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) in response to comments contained in the letter dated May 9, 2013 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-François Huc, President and Chief Executive Officer of the Company, with respect to Amendment No. 18 to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on May 9, 2013 (the “Registration Statement”). The Company is concurrently filing Amendment No. 19 to the Company’s Registration Statement (“Amendment No. 19”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 19 as marked. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin K. Jaskot and Craig E. Slivka of the Commission.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 19 and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

May 9, 2013

Prospectus Summary, page 1

Overiew, page 2

Comment No. 1 Please revise your disclosure on page two to clearly state that you will be relying on additional loans, including the proposed credit facility with Hercules Technology Growth Capital, to fund the completion of the initial phase of the Sarnia facility. In this regard, we note the disclosure on page three. As currently drafted, the disclosure suggests that you will be relying only on equity contributions, proceeds from the offering, government grants and interest-free loans.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the disclosure elsewhere in Amendment No. 19, including pages 8, 15, 43, 54 and 55, to clarify that the proposed credit facility with Hercules Technology Growth Capital is not being relied upon to fund the completion of the initial phase of the Sarnia facility. As a result, no revisions have been made to the disclosure on page 2.

Use of Proceeds, page 43

Comment No. 2 Please clarify whether the $80.4 million that will be used to complete the construction of the initial phase of the Sarnia facility will be made up entirely of the net proceeds of the offering. As currently drafted, it is unclear whether the $80.4 million includes financing from other sources, or whether the other sources will provide funds needed to complete the Sarnia facility that are in addition to the $80.4 million. We note that elsewhere in your prospectus you state that total cost of the initial phase of the planned facility is expected to cost $125.0 million. We further note that on page 55 you state that you will make a capital contribution of $63.0 million and on page 68 you state that you will be funding $45.5 million of the total cost. Please revise your disclosure in the Use of Proceeds and elsewhere as appropriate to clearly present the total cost of the initial phase and the total amount that you will be funding, including the amount that will be funded by proceeds of the offering and the amount that will come from other sources.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 43 of Amendment No. 19 to reflect the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

May 9, 2013

Comment No. 3 To the extent you will be using a material amount of the proceeds to make payments on the government loans and the proposed credit facility, please disclose the interest rate and maturity of such loans and credit facility. We note the disclosure on page eight that you intend to use some of the proceeds of this offering to pay interest and principal payments as they come due under the proposed credit facility with HTGC. See Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 43 of Amendment No. 19 to reflect the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Liquidity and Capital Resources, page 68

Comment No. 4 Please disclose the conditions that must occur for interest-only payments to continue for 12 months.

RESPONSE: The Company respectfully advises the Staff that it has revised the Registration Statement on pages 68 to disclose the conditions that must occur for interest-only payments to continue for 12 months.

Exhibits

General

Comment No. 5 Please file the commitment letter, or similar agreement, with Hercules Technology Growth Capital, as an exhibit to the registration statement.

RESPONSE: In response to the Staff’s comment the Company is filing the HTGC term sheet as exhibit 10.67 to Amendment 19.

Exhibit 4.7

Comment No. 6 The Form of Unit Certificate states that each warrant will become exercisable during the period commencing on August 2017. We believe this should be August 2013. Please file a new Form of Unit Certificate as appropriate.

RESPONSE: In response to the Staff’s comment the Company has filed a revised Form of Unit Certificate as exhibit 4.7.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

May 9, 2013

Exhibit 5.1

Comment No. 7 Please have counsel revise its legal opinion to remove the word “and” that appears before counsel’s opinion that the Warrants will be valid and binding obligations of the company. As currently drafted, this could be read as counsel assuming that the Warrants are valid and binding obligations of the company.

RESPONSE: In response to the Staff’s comment the Company has filed a revised Opinion of Goodwin Procter LLP as exhibit 5.1.

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United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

May 9, 2013

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan, Esq.

cc:	Jean-François Huc, BioAmber Inc.

Andrew Ashworth, BioAmber Inc.

Jocelyn M. Arel, Esq., Goodwin Procter LLP

Angelo Bracaglia, Deloitte & Touche LLP